Exhibit 12.1

Ratios of Earnings to Fixed Charges and Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of March 31, 2014, we did not have any shares of preferred stock outstanding. On April 15, 2014, we issued 23,938.35 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, or Series A preferred stock, in connection with the acquisition of BOH Holdings, Inc. on such date. As a result of the time at which such issuance occurred, our Series A preferred stock did not affect any of the five years ended December 31, 2013, or the three months ended March 31, 2014 and 2013. We expect the dividend on our Series A preferred stock to be approximately $60,000 per quarter, beginning with the quarter ended June 30, 2014.

The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Three Months ended March 31,				Year ended December 31,
	2014		2013		2013		2012		2011		2010		2009
Earnings:
Income before taxes	$7,140		$5,688		$24,461		$17,377		$13,700		$13,116		$7,656
Fixed charges	3,106		3,290		12,567		13,502		13,468		13,762		15,836

Earnings, including interest on deposits	10,246		8,978		37,028		30,879		27,168		26,878		23,492
Less: interest on deposits	1,907		1,728		6,974		8,351		9,912		10,777		12,627

Earnings, excluding interest on deposits	$8,339		$7,250		$30,054		$22,528		$17,256		$16,101		$10,865

Fixed charges:
Interest on deposits	$1,907		$1,728		$6,974		$8,351		$9,912		$10,777		$12,627
Interest on borrowings, including rent	1,199		1,562		5,593		5,151		3,556		2,985		3,209

Fixed charges, including interest on deposits	3,106		3,290		12,567		13,502		13,468		13,762		15,836
Less: interest on deposits	1,907		1,728		6,974		8,351		9,912		10,777		12,627

Fixed charges, excluding interest on deposits	1,199		1,562		5,593		5,151		3,556		2,985		3,209
Preferred stock dividend requirements	—		—		—		—		—		—		—
Combined fixed charges and preferred stock dividend requirements, including deposits	3,106		3,290		12,567		13,502		13,468		13,762		15,836
Combined fixed charges and preferred stock dividend requirements, excluding deposits	1,199		1,562		5,593		5,151		3,556		2,985		3,209
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	6.95	x	4.64	x	5.37	x	4.37	x	4.85	x	5.39	x	3.39	x
Including interest on deposits	3.30		2.73		2.95		2.29		2.02		1.95		1.48
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	6.95	x	4.64	x	5.37	x	4.37	x	4.85	x	5.39	x	3.39	x
Including interest on deposits	3.30		2.73		2.95		2.29		2.02		1.95		1.48